UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of                   August                , 2004
                 ----------------------------------------
                                 Frontline Ltd.
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                 (Translation of registrant's name into English)

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                              Form 20-F    X     Form 40-F
                                        --------            --------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes            No      X
                                        --------       --------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   --------

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached is an update to the earnings release of Frontline Ltd. (the "Company") dated May 28, 2004, for the quarter ended March 31, 2004. This update is provided in order to conform the presentation of the income statement to that adopted in the Company's filing of its annual report on Form 20-F for the year ended December 31, 2003 which was filed on June 30, 2004. In addition, a Management's Discussion and Analysis of Financial Condition and Results of Operations for the quarter ended March 31, 2004 is included in this update.

FRONTLINE LTD.
Unaudited Condensed Statements of Operations - Three Month Periods Ended March 31, 2004 and 2003

(in thousands of $, except per share data)

                                                   2004          2003

Total operating revenues                        449,577       338,612
Gain (loss) from sale of assets                     244           493
Operating expenses
Voyage expenses and commission                   81,760        79,670
Ship operating expenses                          30,713        26,840
Charterhire expenses                             11,884        23,547
Administrative expenses                           6,115         3,263
Depreciation                                     45,183        35,359
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Total operating expenses                        175,655       168,679
Other income/(expenses)
Interest income                                   7,962         2,708
Interest expense                                (53,815)      (18,470)
Share of results from associated companies        2,863        17,165
Foreign currency exchange gain (loss)            (4,104)        1,007
Other financial items, net                      (12,639)        6,843
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Net other income/(expenses)                     (59,733)        9,253
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Net income before income taxes                  214,433       179,679
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Income taxes                                          -            (2)
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Net income                                      214,433       179,681
================================================================================

Earnings per Share (EPS)
EPS before cumulative effect of change in         $2.91         $2.35
   accounting principle
Cumulative effect of change in accounting             -             -
   principle EPS                                  $2.91         $2.35

Frontline Ltd.
Unaudited Condensed Balance Sheets - March 31, 2004 and December 31, 2003

(in thousands of $)

                                                       2004              2003
                                                     Mar 31            Dec 31

ASSETS

Short term
Cash and cash equivalents                           285,325           121,726
Restricted cash                                     571,858           894,350
Other current assets                                229,070           181,851

Long term
Newbuildings and vessel purchase options              8,370             8,370
Vessels and equipment, net                        2,316,654         2,165,239
Vessels under capital lease, net                    753,580           765,126
Investment in finance leases                        120,958           120,894
Investment in associated companies                   12,888           173,329
Deferred charges and other long-term assets          42,829            32,651
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Total assets                                      4,341,532         4,463,536
================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Short term
Short term interest bearing debt                    138,763           191,131
Current portion of obligations under                 20,446            20,138
   capital leases
Other current liabilities                           107,431           100,827

Long term
Long term interest bearing debt                   2,115,341         2,091,286
Obligations under capital leases                    748,718           753,823
Other long term liabilities                          65,643            50,913
Stockholders' equity                              1,145,190         1,255,418
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Total liabilities and stockholders' equity        4,341,532         4,463,536
================================================================================

Frontline Ltd.
Unaudited Condensed Statements of Cash Flows - Three Month Periods Ended March 31, 2004 and 2003

(in thousands of $)

                                                       2004              2003

OPERATING ACTIVITIES
Net income (loss)                                   214,433           179,681
Adjustments to reconcile net income to net
   cash provided by operating activities
Depreciation and amortisation                        45,184            35,359
Unrealised foreign currency exchange (gain)           8,407            (1,258)
   loss
Gain or loss on sale of assets                         (244)             (493)
Results from associated companies                    (2,863)          (17,165)
Change in accounting principle                                              -
Adjustment of financial derivatives to                12,842           (6,160)
   market value
Other                                                 3,201               482
Change in operating assets and liabilities          (30,614)          (54,217)
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Net cash provided by operating activities           250,346           136,229


INVESTING ACTIVITIES
Maturity (placement) of restricted cash             322,491              (974)
Purchase of short-term investment                    (9,988)                -
Additions to newbuildings, vessels                        -           (14,313)
   and equipment
Advances to associated companies, net               (32,143)            3,651
Purchase of minority interest                             -            (3,382)
Proceeds from sale of assets                         11,181             3,943
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Net cash provided by (used in) investing            291,541           (11,075)
   activities


FINANCING ACTIVITIES
Proceeds from long-term debt, net of              1,464,119            (1,076)
   fees paid
Repayments of long-term debt                     (1,506,943)          (62,290)
Repayment of capital leases                          (4,796)           (2,463)
Dividends paid                                     (331,989)          (11,471)
Issue of shares, net                                  1,321                52
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Net cash used in financing activities              (378,288)          (77,248)

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Net increase in cash and cash equivalents           163,599            47,906
Cash and cash equivalents at start of period        121,726            92,078
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Cash and cash equivalents at end of period          285,325           139,984
================================================================================

Frontline Ltd.
Notes to the Unaudited Condensed Financial Statements

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The principal accounting policies used in the preparation of these financial statements are set out below.

These condensed financial statements should be read in conjunction with the audited financial statements and accompanying notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2003.

The condensed financial statements include the assets and liabilities of the Company and its subsidiaries and certain variable interest entities in which the Company is deemed to be subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. All intercompany balances and transactions have been eliminated on consolidation.

Investments in companies over which the Company exercises significant influence but does not consolidate, are accounted for using the equity method. The Company records its investments in equity-method investees on the consolidated balance sheets as "Investments in associated companies" and its share of the investees' earnings or losses in the consolidated statements of operations as "Share in results from associated companies". The excess, if any, of purchase price over book value of the Company's investments in equity method investees is included in the accompanying consolidated balance sheets in "Investment in associated companies".

The preparation of financial statements in accordance with generally accepted accounting principles requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain comparative figures have been reclassified to conform with the presentation adopted in the current period. Effective December 31, 2003 we have reclassified voyage expenses and commission and depreciation and amortisation as components of total operating expenses. We no longer present "net operating revenues", "net operating income before depreciation and amortization" and "net operating income after depreciation and amortization"

In our earnings release date May 28, 2004 for the quarter ended March 31, 2004 we classified gains on freight future contracts of $1.1 million as a component of "Total operating revenues". In this filing we have reclassified gains on freight future contracts as a component of "Other financial items, net" to conform to the presentation adopted in our annual report on Form 20-F for the year ended December 31, 2003 which was filed on June 30, 2004.

Accounting Changes

Our adoption of FASB issued Interpretation 46, Consolidation of Variable Interest Entities, required us to consolidate effective December 31, 2003 Golden Fountain Corporation, which owns a VLCC, and Independent Tankers Corporation
(ITC), which owns 6 VLCCs and 4 Suezmax tankers. We previously accounted for our interest in Golden Fountain Corporation using the equity method and accounted for our interest in ITC as a purchase option. Full disclosure of the accounting impact of our adoption of FIN 46 is included in our annual report on Form 20-F for the year ended December 31, 2003.

Fleet Changes

During the quarter ended March 31, 2004 we exchanged interests in six joint ventures, each owning a VLCC, with our joint venture partner. As a result of these transactions we increased our interests in three VLCCs from 50.1% to 100% and disposed of our 50.1% interests in three VLCCs.

Reconciliation of Non-GAAP Measures

Effective December 31, 2003, we have presented our income statement using total operating revenues and total operating expenses. The Company's vessels are operated under time charters, bareboat charters, voyage charters pool arrangements and COAs. Under a time charter, the charterer pays substantially all of the vessel voyage costs. Under a bareboat charter the charterer pays substantially all of the vessel voyage and operating costs. Under a voyage charter, the vessel owner pays such costs. Vessel voyage costs are primarily fuel and port charges. Accordingly, charter income from a voyage charter would be greater than that from an equally profitable time charter to take account of the owner's payment of vessel voyage costs. In order to compare vessels trading under different types of charters, it is standard industry practice to measure the revenue performance of a vessel in terms of average daily time charter equivalent earnings, or TCEs. For voyage charters, this is calculated by dividing net voyage revenues by the number of days on charter. Days spent off-hire are excluded from this calculation. Net voyage revenues, a non-GAAP measure, provides more meaningful information to us than voyage revenues, the most directly comparable GAAP measure. Net voyage revenues are also widely used by investors and analysts in the tanker shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles our net voyage revenues to voyage revenues.

                                                 Quarter ended March 31,
                                                    2004            2003
Voyage revenues                                  354,977         301,758
Voyage expenses and commission                  (81,760)        (79,670)
                                        --------------------------------
Net voyage revenues                              273,217         222,088
                                        ================================

Frontline Ltd.
Management's Discussion and Analysis of Financial Condition and Results of Operations for the quarter ended March 31, 2004

Results of Operations

Quarter ended March 31, 2004 compared with the quarter ended March 31, 2003

Total operating revenues increased by 33% to $449.6 million in the quarter ended March 31, 2004 compared with $338.6 million in the quarter ended March 31, 2003. This increase is due primarily to fleet changes noted above, our consolidation of the earnings of ITC and Golden Fountain Corporation effective December 31, 2003 noted above and a strong tanker market in early 2004. Net voyage revenues increased by 23% to $273.2 million in the quarter ended March 31, 2003 compared with $222.1 million in 2003. Voyage charter revenue represents 79% of our total operating revenues in the quarter ended March 31, 2004 and as a result, the Company's revenues are significantly affected by the prevailing spot market rates in which the vessels operate. Traditionally, spot market rates are highly volatile and are determined by market forces such as worldwide demand, changes in the production of crude oil, changes in seaborne and other transportation patterns including changes in the distances that cargoes are transported, environmental concerns and regulations and competition from other sources of energy. The tanker market experienced significantly stronger charter rates in the quarter ended March 31, 2004 compared with the quarter ended March 31, 2003. Average daily time charter equivalent earnings (TCEs) earned by the Company's VLCCs, Suezmax tankers, and Suezmax OBO carriers in the quarter ended March 31, 2004 were $74,900, $59,100 and $26,100 respectively compared with $55,400,
$40,800 and $42,400, respectively in the first quarter of 2003.

Ship operating expenses, which include drydocking costs, increased 15% to $30.7 million in the quarter ended March 31, 2004 from $26.8 million in the quarter ended March 31, 2003. This increase is due primarily to fleet changes noted above and our consolidation of the operating expenses of ITC and Golden Fountain Corporation effective December 31, 2003 noted above. Average daily operating costs, including drydockings, of the Company's VLCCs, Suezmax tankers and Suezmax OBO carriers were $6,500, $5,300 and $5,700 respectively compared with $5,600, $5,100 and $5,500 respectively in the quarter ended March 31, 2003.

Charterhire expenses decreased to $11.9 million in the quarter ended March 31, 2004 from $23.5 million in the comparable quarter in 2003, principally due to the redelivery in December 2003 and January 2004 of four VLCCs that were on time charter to us from BP Shipping Ltd., the shipping arm of BP Plc - these charters commenced in July 2002.

Administrative expenses increased 84% to $6.1 million in the quarter ended March 31, 2004 from $3.3 million in 2003. Administrative expenses are reported net of management fee income of $1.1 million and $0.8 million for 2004 and 2003, respectively. The increase in administrative expenses is primarily as a result of the Company recording a non-cash charge of $2.6 million in connection with employee stock options in the quarter ended March 31, 2004 compared with nil in the comparable quarter in 2003.

Depreciation increased 28% to $45.2 million in the quarter ended March 31, 2004 from $35.4 million in the same period in 2003. This increase is due primarily to fleet changes noted above and our consolidation of the depreciation charges recorded by ITC and Golden Fountain Corporation effective December 31, 2003 noted above and increased depreciation on the Company's single-hull vessels since October 1, 2003. We reduced our estimates of the useful lives of single-hull tankers effective October 1, 2003. As a result, our aggregate depreciation charge on those vessels has increased by approximately $1.3 million per quarter.

Net interest expense (being interest expense net of interest income) for the quarter ended March 31, 2004 was $45.9 million, an increase of 190% compared with $15.8 million in the same quarter in 2003. Interest income increased to $8.0m in 2004 from $2.7 million in 2003, mainly as a result of the consolidation of Independent Tankers Corporation (ITC) with effect from December 31, 2003. ITC maintained average cash balances of $325.1 million during the quarter ended March 31, 2004 generating interest income of $5.8 million over the period. Interest expense increased to $53.8 million from $18.5 million in 2002 with the increase primarily relating to the consolidation of ITC with effect from December 31, 2003. ITC had average outstanding interest bearing liabilities of $896.1 million during the quarter ended March 31, 2004 and generated interest expense of $17.0 million during the period. Additionally interest costs of $12.3 million were incurred in the quarter ended March 31, 2004 due to the issuance in December 2003 of $580 million 8.5% Senior Notes by Ship Finance International Limited, a subsidiary of the Company.

The Company's share in results of associated companies decreased to $2.9 million in the quarter ended March 31, 2004 from $17.2 million in the quarter ended March 31, 2003. This decrease is principally due to the Company terminating its joint ventures which owned six VLCCs jointly with OSG in the first quarter of 2004. Another joint venture which owns a VLCC, which the Company accounted for using the equity method in 2003 is now consolidated with effect from December 31, 2003. As a result, the Company only accounted for one investee using the equity method in the quarter ended March 31, 2004.

The Company incurred foreign currency exchange losses of $4.1 million in the quarter ended March 31, 2004 compared with gains of $1.0 million in 2003. The loss recorded in the quarter ended March 31, 2004 was principally due to the effect of a strengthening of the Japanese Yen on Yen denominated forward currency contracts which are held by the Company. At March 31, 2004, the Company had Yen denominated debt of Yen 7.0 billion.

Other financial items changed from income of $6.8 million in the quarter ended March 31, 2003 to an expense of $12.6 million in the quarter ended March 31, 2004. In both periods, other financial items consists primarily of market value adjustments on derivative instruments including interest rate swaps and freight future agreements. These mark to market adjustments represent income of $6.1 million included in the total of other financial items in the quarter ended March 31, 2003 and losses of $12.8 million included the total in the quarter ended March 31, 2004.

Liquidity and Capital Resources

In January and February 2004 our subsidiary Ship Finance refinanced substantially all of its secured bank debt with a new $1,058.0 million syndicated senior secured credit facility. This facility bears interest at Libor plus 1.25% and is repayable between 2004 and 2010 with a final bullet of $499.7 million payable on maturity. In common with other secured loans, this facility contains a minimum value covenant which requires that the aggregate value of Ship Finance's vessels exceed 140% of the outstanding amount of the facility.

Frontline does not guarantee any of Ship Finance's debt facilities.

Covenants contained in our secured loan agreements may restrict our ability to obtain new secured facilities in future. We were in compliance with all loan covenants at December 31, 2003 and March 31, 2004.

In connection with its new $1,058.0 million syndicated senior secured credit facility, Ship Finance entered into new 5-year interest rate swaps with a combined principal amount of $500.0 million in the first quarter of 2004. These swaps are at rates between 3.3% and 3.5%.

There have been no significant changes to our liquidity and capital resources since we issued our annual report on Form 20-F for the year ended December 31, 2003 which includes a full discussion of these items.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 Frontline Ltd.
                                      ---------------------------------------
                                                  (Registrant)


Date      August 2, 2004            By          /s/ Kate Blankenship
      --------------------            ---------------------------------------
                                                  Kate Blankenship
                                       Secretary and Chief Accounting Officer

02089.0009 #502889